SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
------------------------

SCHEDULE 13E-3
(Amendment No. 1)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

EXFO, INC.
(Name of Subject Company)

EXFO, INC.
11172239 Canada Inc.
G. Lamonde Investissements Financiers Inc.
9356-8988 Québec Inc.
Germain Lamonde
Philippe Morin

(Name of Person(s) Filing Statement)

Subordinate Voting Shares without par value
(Title of Class of Securities)

302046107
(CUSIP Number of Class of Securities)
------------------------

Benoit Ringuette	11172239 Canada Inc.
EXFO, Inc.	G. Lamonde Investissements Financiers Inc.
400 Godin Avenue	9356-8988 Québec Inc.
Québec City, Québec	400 Godin Avenue
G1M 2K2, CANADA	Québec City, Québec
+1 418 683 0211	G1M 2K2, CANADA
+1 418 683 0211

Germain Lamonde	Philippe Morin
400 Godin Avenue	2500 Alfred-Nobel Boulevard,
Québec City, Québec	Saint-Laurent, Québec
G1M 2K2, CANADA	H4S 0A9, CANADA
+1 418 683 0211	+1 514 856 2222

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

with Copies to:

Daniel P. Riley, Esq.	Christopher J. Cummings, Esq.
Choate, Hall & Stewart LLP	Paul, Weiss, Rifkind, Wharton & Garrison LLP
Two International Place	1285 Avenue of the Americas,
Boston, MA 02110	New York, NY 10019
+1 617 248 4754	+ 1 212 373 3000

Peter Villani	Steve Malas
Fasken Martineau DuMoulin LLP	Norton Rose Fulbright Canada LLP
800 Square Victoria, Suite 3500	1 Place Ville Marie, Suite 2500
Montréal, Québec	Montréal, Québec
H4Z 1E9, CANADA	H3B 1R1, CANADA
+1 514 397 7579	+1 514 847 4747

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to
Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange
Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$128,585,646.00	$14,028.69

*
Estimated solely for the purpose of calculating the amount of the filing fee. This amount is based upon the total of 21,430,941 subordinate voting shares at a price of $6.00 per share as noted in the Transaction Statement filed on July 16, 2021.

**	Determined in accordance with Rule 0-11 under the Exchange Act at a rate equal to $109.10 per $1,000,000 of transaction value.

☒
Check box if any part of the fee is offset as provided by § 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$14,028.69

	Form or Registration No.:	Schedule 13E-3

	Filing Party:	EXFO, INC.

	Date Filed:	7/16/2021

This Amendment No. 1 which amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits attached hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by EXFO, Inc., a corporation existing under the laws of Canada (“EXFO”), and 11172239 Canada Inc. (“Purchaser”), G. Lamonde Investissements Financiers Inc., 9356-8988 Québec Inc., Germain Lamonde, and Philippe Morin (each, a “Filing Person,” and collectively, the “Filing Persons”) with respect to the plan of arrangement (the “Plan of Arrangement”) contemplated by an arrangement agreement among EXFO, Purchaser and G. Lamonde Investissements Financiers Inc., dated as of June 7, 2021 (as amended by the Amending Agreement dated July 7, 2021, the Second Amending Agreement dated July 12, 2021, and the Third Amending Agreement dated August 9, 2021 (the “Arrangement Agreements”)) pursuant to which Purchaser will acquire all of the outstanding subordinate voting shares of EXFO (the “Subordinate Voting Shares”) not already owned, directly or indirectly, by G. Lamonde Investissements Financiers Inc. 9356-8988 Québec Inc., Germain Lamonde, and Philippe Morin (to the extent an agreement is reached between the Purchaser or any of its affiliates and Philippe Morin such that Philippe Morin will, effective upon closing of the transaction, become a shareholder of the Purchaser) for the per Subordinate Voting Share consideration of $6.25 and EXFO will become a wholly-owned subsidiary of Purchaser. A copy of the Plan of Arrangement is included as Appendix B to the Management Proxy Circular, which is attached as Exhibit (a)(2)(i) to the Transaction Statement (the “Circular”). A special meeting of the Company’s shareholders has been called for August 13, 2021 (the “Meeting”) to approve a special resolution approving the Plan of Arrangement in the form attached as Appendix A to the Circular (the “Arrangement Resolution”). The Circular has been provided to EXFO’s shareholders pursuant to applicable Canadian law.

All references in the Transaction Statement to the consideration per Subordinate Voting Share payable to shareholders at the closing of the Arrangement are hereby amended to reflect a purchase price of $6.25 per Subordinate Voting Share.

ITEM 2. SUBJECT COMPANY INFORMATION

Item 2(f) is hereby amended and supplemented as follows:

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During the past two fiscal years, EXFO purchased a total of 254,243 subordinate voting shares (the “Shares”). In the fourth fiscal quarter of 2019, EXFO purchased 54,160 Shares, ranging from US $3.70 to US $3.92 per Share, with an average price of US $3.82 per Share. In the first fiscal quarter of 2020, EXFO purchased 54,528 Shares, ranging from US $3.75 to US $4.45 per Share, with an average price of US $4.13 per Share. In the first fiscal quarter of 2021, EXFO purchased 138,255 Shares, ranging from US $2.57 to US $2.92 per Share, with an average price of US $2.75 per Share. In the second fiscal quarter of 2021, EXFO purchased 7,300 Shares at a market price of US $3.85 per Share.

EXFO did not purchase any shares in the third fiscal quarter of 2019, the second, third and fourth fiscal quarters of 2020, as well as in the third fiscal quarter of 2021.

ITEM 4. TERMS OF THE TRANSACTION

Item 4(a)(2) is hereby amended and supplemented as follows:

In accordance with the Third Amending Agreement, Purchaser will acquire all of the outstanding subordinate voting shares (the “Subordinated Voting Shares”) of EXFO not already owned, directly or indirectly, by G. Lamonde Investissements Financiers Inc. 9356-8988 Québec Inc., Germain Lamonde, and Philippe Morin (to the extent an agreement is reached between the Purchaser or any of its affiliates and Philippe Morin such that Philippe Morin will, effective upon closing of the transaction, become a shareholder of the Purchaser) for the per Subordinate Voting Share consideration of $6.25.

The approval of the Arrangement Resolution (as defined in the Transaction Statement) is assured with respect to the two-thirds (662/3%) of the votes cast by all of the Shareholders as Mr. Lamonde holds directly or indirectly 93.53% of the voting rights attached to all of the issued and outstanding Shares and Mr. Lamonde has also agreed to vote his Multiple Voting Shares in favour of the Arrangement Resolution.

ITEM 5: PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 5(e) is hereby amended and supplemented as follows:

Mr. Lamonde and Mr. Morin have discussed the potential rolling over of Mr. Morin’s Subordinate Voting Shares of EXFO such that he would become a shareholder of the Purchaser effective upon closing of the transaction, and they are in the process of negotiating formal documentation in connection with such rollover. However, a definitive agreement has not yet been reached between Mr. Morin and Mr. Lamonde, the Purchaser or any of their affiliates.

On August 9, 2021, the Purchaser offered to increase the purchase price under the Arrangement from US $6.00 to US $6.25 per Subordinate Voting Share not held directly or indirectly by Germain Lamonde and Philippe Morin, and announced that it would enter into voting and support agreements (the “Support Agreements”) with Westerly Capital Management LLC (“Westerly Capital”), Mr. Chris Galvin and EHP Funds Inc., shareholders of EXFO who beneficially own or have control or direction over 3,161,487 Subordinate Voting Shares in the aggregate, or approximately 14.75% of all the issued and outstanding Subordinate Voting Shares of EXFO, other than the Subordinate Voting Shares held directly or indirectly by Germain Lamonde and Philippe Morin. Under the terms of the Support Agreements, Westerly Capital, Mr. Chris Galvin and EHP Funds Inc. have each agreed to support and vote the portion of the 3,161,487 Subordinate Voting Shares of EXFO that each controls in favour of the Arrangement.

ITEM 6: PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 6(c) is hereby amended and supplemented by including the disclosure noted in the first paragraph of Item 5(e) above.

ITEM 7: PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Item 7(d) is hereby amended and supplemented by including the disclosure noted in the first paragraph of Item 5(e) above.

ITEM 8: FAIRNESS OF THE TRANSACTION

Item 8 is hereby amended and supplemented as follows:

On July 20, 2021, Viavi’s CEO, Mr. Oleg Khaykin, delivered by email to Mr. François Côté, in his capacity as Lead Director of the Corporation, and to Mr. Lamonde, a proposal from Viavi in which Viavi offered to acquire all outstanding Shares of the Corporation at a price of US $8.00 per Share. The proposal included a definitive form of Arrangement Agreement. Viavi also issued a press release announcing such proposal. Mr. Lamonde reiterated to the Board, immediately after receiving the email from Viavi and considering the press release issued, that, in his capacity as controlling shareholder of the Corporation, he would not support a transaction with Viavi.

On July 21, 2021, the Special Committee met, followed by a meeting of the Board on July 22, 2021, to consider the proposal from Viavi. Both the Special Committee and the Board, with Mr. Lamonde and Mr. Philippe Morin having recused themselves from the meeting, reviewed and diligently considered the Viavi proposal along with their legal advisors. The unambiguous statement by Mr. Lamonde affirming that he rejects the Viavi proposal led the Special Committee to recommend to the Board not to, and thereafter the Board to conclude that it will not, pursue such proposal as it is not capable of being completed and therefore does not qualify as an Acquisition Proposal that would reasonably be expected to constitute a Superior Proposal as defined in the Arrangement Agreement.

On August 9, 2021, the Purchaser offered to increase the purchase price under the Arrangement from US $6.00 to US $6.25 per Subordinate Voting Share not held directly or indirectly by Germain Lamonde and Philippe Morin, and announced that it would enter into voting and support agreements with Westerly Capital Management LLC, Mr. Chris Galvin and EHP Funds Inc., shareholders of EXFO who beneficially own or have control or direction over 3,161,487 Subordinate Voting Shares in the aggregate, or approximately 14.75% of all the issued and outstanding Subordinate Voting Shares of EXFO, other than the Subordinate Voting Shares held directly or indirectly by Germain Lamonde and Philippe Morin. Under the terms of the Support Agreements, Westerly Capital, Mr. Chris Galvin and EHP Funds Inc. have agreed to support and vote the 3,161,487 Subordinate Voting Shares of EXFO that they control in favour of the Arrangement.

On August 9, 2021, the Special Committee met, followed by a meeting of the Board, with Mr. Lamonde and Mr. Philippe Morin having recused themselves from such meeting, to consider the increased purchase price proposed by the Purchaser. The Special Committee recommended to the Board to, and the Board subsequently resolved to, approve the increased purchase price proposed by the Purchaser and to enter into a third amending agreement amending the Arrangement Agreement and Plan of Arrangement in order to reflect such increased purchase price. The terms of the Arrangement Agreement and Plan of Arrangement otherwise remained unchanged.

In making its determinations, the Special Committee, comprised of independent directors of the Corporation, with the assistance of its financial and legal advisors, carefully reviewed, considered and relied upon a number of substantive factors described in the Transaction Statement under the heading “Reasons for the Recommendation.” Such factors were also considered in determining the fairness of the Arrangement to the Minority Shareholders.

The special committee adopted TD Securities’ analyses and conclusion as its own and that the board of directors adopted the special committee’s analyses and conclusion as its own.

The Special Committee’s consideration of the factors described in the Transaction Statement under the heading “Reasons for the Recommendation” reflects its assessment of the fairness of the Arrangement to the Minority Shareholders in relation to the going concern value of the Company. In reaching its conclusion as to fairness, the Special Committee did not consider the liquidation value or net book value of the Corporation. The liquidation value was not considered because the Corporation is a viable going concern with no plans to liquidate. The Special Committee did not consider net book value, which is an accounting concept, as a factor because it believed that net book value is not a material indicator of the value of the Corporation as a going concern. The Special Committee did not consider purchase prices previously paid for Subordinate Voting Shares in the past two years because, to the knowledge of the Special Committee, no such purchase of Subordinate Voting Shares was made by Mr. Lamonde or his affiliates in the last two years (other than by EXFO pursuant to its normal course issuer bid programs) in the last two years and purchases of Subordinate Voting Shares by persons other than Mr. Lamonde or his affiliates were not deemed relevant by the Special Committee in its analysis of the fairness of the Arrangement.

 ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Item 9 is hereby amended and supplemented as follows:

The reports of TD Securities to the Board of Directors and/or the Special Committee of EXFO, as applicable, are attached hereto as Exhibit (c)(ii), (c)(iii), and (c)(iv).

The aggregate amount of fees payable to TD Securities by EXFO in connection with its work as it relates to the current transaction is CAN$800,000.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

Item 10 is hereby amended and supplemented as follows:

On August 9, 2021, Investissement Québec agreed to provide Purchaser with additional credit facilities of up to US $3,000,000, conditional on the contribution of Mr. Germain Lamonde for an equivalent amount. An English translation of the letter containing this agreement between Investissement Québec and Purchaser is attached hereto as Exhibit (b)(iii).

There are no current plans to finance or repay the funds that will be borrowed pursuant to the Debt Commitment Letters (as defined in the Circular) to pay the consideration under the Plan of Arrangement.

ITEM 16 – EXHIBITS

Item 16 is hereby amended and supplemented as follows:

(a)(2)(vii)	Press Release, dated June 17, 2021

(a)(2)(viii)	Press Release, dated July 22, 2021

(a)(2)(ix)	Press Release, dated August 3, 2021

(a)(2)(x)	Press Release, dated August 9, 2021

(a)(2)(xi)	Press Release, dated August 12, 2021

(b)(iii)	Translation of the Letter, dated August 9, 2021, by and between Investissement Québec and 11172239 Canada Inc.

(c)(ii)	Preliminary Report to the Special Committee, dated May 6, 2021

(c)(iii)	Updated Preliminary Report to the Special Committee, dated June 1, 2021

(c)(iv)	Final Report to the Special Committee, dated June 6, 2021

(d)(5)	Third Amending Agreement, dated August 9, 2021, between EXFO, Inc., 11172239 Canada Inc. and G. Lamonde Investissements Financiers Inc.

(e)(xii)	Support and Voting Agreement, dated August 9, 2021, by and among Westerly Capital Management, LLC, 11172239 Canada Inc. and EXFO, Inc.

(e)(xiii)	Support and Voting Agreement, dated August 9, 2021, by and among Chris Galvin, 11172239 Canada Inc. and EXFO, Inc.

(e)(xiv)	Support and Voting Agreement, dated August 9, 2021, by and among EHP Funds Inc., 11172239 Canada Inc. and EXFO, Inc.

SIGNATURES

After due inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

EXFO, Inc.

	By:	/s/ Benoît Ringuette
Name: Benoît Ringuette
Title: General Counsel and Corporate Secretary

Dated: August 12, 2021

11172239 CANADA INC.

	By:	/s/ Germain Lamonde
Name: Germain Lamonde
Title: President

Dated: August 12, 2021

G. LAMONDE INVESTISSEMENTS FINANCIERS INC.

	By:	/s/ Germain Lamonde
Name: Germain Lamonde
Title: President

Dated: August 12, 2021

9356-8988 QUÉBEC INC.

	By:	/s/ Germain Lamonde
Name: Germain Lamonde
Title: President

Dated: August 12, 2021

GERMAIN LAMONDE

/s/ Germain Lamonde

Dated: August 12, 2021

PHILIPPE MORIN

/s/ Philippe Morin

Dated: August 12, 2021

Exhibit Index

Exhibit No.	Description
(a)(2)(i) †	Management Information Circular of EXFO, dated July 2, 2021

(a)(2)(ii) †	Form of Proxy

(a)(2)(iii) †	Letter of Transmittal

(a)(2)(iv) †	Letter to Shareholders of the Company (incorporated herein by reference to the Circular)

(a)(2)(v) †	Notice of Special Meeting of Shareholders (incorporated herein by reference to the Circular)

(a)(2)(vi) †	Press Release, dated June 7, 2021 (incorporated by reference to EXFO’s report on Form 6-K submitted to the SEC on June 7, 2021)

(a)(2)(vii)	Press Release, dated June 17, 2021

(a)(2)(viii)	Press Release, dated July 22, 2021

(a)(2)(ix)	Press Release, dated August 3, 2021

(a)(2)(x)	Press Release, dated August 9, 2021

(a)(2)(xi)	Press Release, dated August 12, 2021

(b)(i) †	Commitment Letter, dated June 4, 2021, by and between National Bank of Canada and 11172239 Canada Inc.

(b)(ii) †	Translation of the Commitment Letter, dated June 4, 2021, by and between Investissement Québec and 11172239 Canada Inc.

(b)(iii)	Translation of the Letter, dated August 9, 2021, by and between Investissement Québec and 11172239 Canada Inc.

(c)(ii)	Preliminary Report to the Special Committee, dated May 6, 2021

(c)(iii)	Updated Preliminary Report to the Special Committee, dated June 1, 2021

(c)(iv)	Final Report to the Special Committee, dated June 6, 2021

(d)(1) †
Arrangement Agreement, dated June 7, 2021, between EXFO, Inc., 11172239 Canada Inc. and G. Lamonde Investissements Financiers Inc. (incorporated by reference to EXFO’s report on Form 6-K submitted to the SEC on June 10, 2021)

(d)(2) †
Amending Agreement, dated July 6, 2021, between EXFO, Inc., 11172239 Canada Inc. and G. Lamonde Investissements Financiers Inc. (incorporated by reference to EXFO’s report on Form 6-K submitted to the SEC on July 7, 2021)

(d)(3) †
Second Amending Agreement, dated July 12, 2021, between EXFO, Inc., 11172239 Canada Inc. and G. Lamonde Investissements Financiers Inc. (incorporated by reference to EXFO’s report on Form 6-K submitted to the SEC on July 12, 2021)

(d)(4) †	Plan of Arrangement under the Canada Business Corporations Act (incorporated herein by reference to Appendix B of the Circular)

(d)(5)	Third Amending Agreement, dated August 9, 2021, between EXFO Inc. EXFO, Inc., 11172239 Canada Inc. and G. Lamonde Investissements Financiers Inc.

(e)(i) †	Support and Voting Agreement, dated June 7, 2021, between Germain Lamonde and EXFO, Inc.

(e)(ii) †	Support and Voting Agreement, dated June 7, 2021, between Philippe Morin and 11172239 Canada Inc.

(e)(iii) †	Support and Voting Agreement, dated June 7, 2021, between 9356-8988 Québec Inc. and EXFO, Inc.

(e)(iv) †	Support and Voting Agreement, dated June 7, 2021, between G. Lamonde Investissements Financiers Inc. and EXFO, Inc.

(e)(v) †	Support and Voting Agreement, dated June 7, 2021, between François Côté and 11172239 Canada Inc.

(e)(vi) †	Support and Voting Agreement, dated June 7, 2021, between Claude Séguin and 11172239 Canada Inc.

(e)(vii) †	Support and Voting Agreement, dated June 7, 2021, between Benoît Ringuette and 11172239 Canada Inc.

(e)(viii) †	Support and Voting Agreement, dated June 7, 2021, between Pierre Plamondon and 11172239 Canada Inc.

(e)(xi) †
Trust Agreement, dated July 6, 2000, between Germain Lamonde, GEXFO Investissements Technologiques Inc., G. Lamonde Investissements Financiers Inc., Fiducie Germain Lamonde, EXFO Electro-Optical Engineering Inc., and CIBC Mellon Trust Company

(e)(xii)	Support and Voting Agreement, dated August 9, 2021, between Westerly Capital Management, LLC and 11172239 Canada Inc.

(e)(xiii)	Support and Voting Agreement, dated August 9, 2021, by and among Chris Galvin, 11172239 Canada Inc. and EXFO, Inc.

(e)(xiv)	Support and Voting Agreement, dated August 9, 2021, by and among EHP Funds Inc., 11172239 Canada Inc. and EXFO, Inc.

(f) †	Section 190 of the Canada Business Corporations Act (incorporated herein by reference to Appendix F of the Circular)

(g) †	Voting Instruction Form, dated July 10, 2021, provided in connection with the special meeting of shareholders of EXFO Inc.

(h) †	Certain Canadian Federal Income Tax Consideration (incorporated herein by reference to Appendix B of the Circular)

† Previously filed as an exhibit to the Transaction Statement.